Filed by UBS Group AG and

UBS AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

Registration Statement No. 333-199011

From:	Bob Mulholland and the Client Advisory Group Management Team
Sent:	Friday, November 14, 2014
To:	All WMA Branch Employees in the US
Subject:	Clients who hold UBS Shares

We would like to remind all FAs that the initial acceptance period for the ongoing UBS exchange offer ends on Thursday, November 20. Holders of UBS shares who choose to tender their shares will need to take affirmative action to participate in the offer.

You may want to reach out to your clients who hold UBS shares and remind them that information with respect to the exchange offer and how they can tender their shares, if they choose to do so, is available at www.ubs.com/exchangeoffer.

We commenced the share-for-share exchange offer in order to establish a group holding company, UBS Group AG. This, together with other announced changes to our legal structure, is intended to substantially improve our resolvability in response to regulatory requirements. We are confident that shareholders will recognize the benefits of the exchange.

Further information on the exchange offer is also included in this document, which is incorporated by reference in this email.

How to submit on behalf of your clients if they elect to do so

From a ConsultWorks workstation, follow the these steps:

•	On the masthead, click ServiceWorks

•	Click Processing, and then Voluntary Instruction System

•	Search for UBS in the upper left hand box Click on All Accounts in the left hand column

•	Then enter your Financial Advisor ID#

•	All accounts of your clients that own UBS will be listed

•	To enter the instructions for the client – check off the box to the left and hit submit

•	Enter the number of shares into the Instruction Amount and hit submit

•	To verify the election went through, you can double check by clicking on the audit trail in the left hand side

Important Notices

The exchange offer described herein is addressed to UBS AG’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer is made to the public in Switzerland and the United States, as well as in certain member states of the European Economic Area (the “EEA Jurisdictions”). The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland, the United States or the EEA Jurisdictions, or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, the prospectus approved by the Central Bank of Ireland (the “EU Prospectus”) and published in connection with the public offering of shares of UBS Group in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, a declaration of acceptance and any other document or material relevant thereto (together, the “Exchange Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland or the EEA Jurisdictions (or any documents relating to the U.S. exchange offer other than in the United States) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document is sent for information purposes only. Separate documentation related to the exchange offer has been made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS Group AG (“UBS Group”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes an offer to exchange/prospectus. UBS AG has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that UBS AG and UBS Group have filed or will file with the SEC or have sent or will send to shareholders. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such filings, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from UBS AG, without charge, once they are filed with the SEC.

This document is an advertisement and not a prospectus for the purposes of the Prospectus Directive (2003/71/EC, as amended) and investors in the European Economic Area (“EEA”) should not subscribe for or purchase any transferable securities referred to in this document in the initial offer period except on the basis of information contained in the EU Prospectus published in connection with the public offering of shares of UBS Group AG in the initial offer period in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom. A copy of the EU Prospectus in the English language is available at www.ubs.com/exchangeoffer.

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any UBS Group shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group shares in the initial offer period pursuant to the exchange offer in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in the EU Prospectus (from the time the EU Prospectus has been approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;

•	to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of UBS Group shares shall result in a requirement for UBS Group to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any UBS Group shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer and the UBS Group shares to be offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD); (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA effective 31 December 2013, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group (including the announced exchange offer to exchange shares of UBS AG for shares UBS Group), a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (x) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xi) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xvi) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013 and UBS’s Report on Form 6-K filed with the SEC on 29 September 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.